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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               __________________

                                 SCHEDULE TO-T/A

                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 5)

                        KRUPP GOVERNMENT INCOME TRUST II
                       (Name of Subject Company (Issuer))

                          BERKSHIRE INCOME REALTY, INC.
                               KRF COMPANY, L.L.C.
                      KRUPP FAMILY LIMITED PARTNERSHIP - 94
                       THE GEORGE KRUPP 1980 FAMILY TRUST
                       THE DOUGLAS KRUPP 1980 FAMILY TRUST
                                 GEORGE D. KRUPP
                                  DOUGLAS KRUPP
                      (Names of Filing Persons (Offerors))
                               __________________

                          SHARES OF BENEFICIAL INTEREST
                         (Title of Class of Securities)
                               __________________

                                      NONE
                      (CUSIP Number of Class of Securities)
                               __________________

                            SCOTT D. SPELFOGEL, ESQ.
                                 GENERAL COUNSEL
                          BERKSHIRE INCOME REALTY, INC.
                          ONE BEACON STREET, SUITE 1500
                           BOSTON, MASSACHUSETTS 02108
                                 (617) 523-7722
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 WITH COPIES TO:
                              JAMES M. DUBIN, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000

                           CALCULATION OF FILING FEE:

         TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
         ----------------------                         ----------------------
             $34,446,518.75                                    $6,889.30

* For purposes of calculating the filing fee only. This calculation assumes the exchange of 5,511,443 shares of beneficial interest of Krupp Government Income Trust II for 1,377,860.75 shares of Series A Cumulative Redeemable Preferred Stock of Berkshire Income Realty, Inc. valued as of January 10, 2003 at $25.00 per share.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

         Amount Previously Paid:          $9,947.50
         Filing Party:                    Berkshire Income Realty, Inc.
         Form or Registration No.:        Form S-11 (333-98571)
         Date Filed:                      August 22, 2002

         The filing fee in the amount of $1,364.05 was offset against the above-referenced S-11 fees.

         Amount Previously Paid:          $5,525.25
         Filing Party:                    Berkshire Income Realty, Inc.
         Form or Registration No.:        Schedule TO-T
         Date Filed:                      January 10, 2003

         The filing fee in the amount of $5,525.25 was offset against the above-referenced Schedule TO fees.

[_]     Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.

[_]      ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.

[_]      GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.

[_]      AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

[_] Check the box if the filing is a final amendment reporting the results of the tender offer.

         This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on January 10, 2003 (as amended, the "Schedule TO") by Berkshire Income Realty, Inc., a Maryland corporation ("BIR"), BIR's sole stockholder, KRF Company, L.L.C., a Delaware limited liability company ("KRF"), KRF's sole member, Krupp Family Limited Partnership - 94, a Massachusetts limited partnership ("KFLP"), KFLP's limited partners, The George Krupp 1980 Family Trust, a Massachusetts trust, and The Douglas Krupp 1980 Family Trust, a Massachusetts trust, and KFLP's general partners, George D. Krupp and Douglas Krupp. The Schedule TO relates to the offer by BIR to exchange shares of BIR's 9% Series A Cumulative Redeemable Preferred Stock for up to 5,511,443 shares of beneficial interest of Krupp Government Income Trust II, a Massachusetts business trust (the "Company"), on the terms and conditions contained in BIR's prospectus, dated January 9, 2003, and in the related letter of transmittal, copies of which are incorporated by reference on the Schedule TO filed with the SEC on January 10, 2003 as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

ITEM 12.          EXHIBITS.

         Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a) (11) Press Release, dated February 14, 2003.

(a) (12) Letter of Transmittal.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   BERKSHIRE INCOME REALTY, INC.


                                   By:  /s/ David C. Quade
                                        ---------------------------------------
                                        David C. Quade
                                        President


                                   KRF COMPANY, L.L.C.

                                   By:  Krupp Family Limited Partnership - 94,
                                        its sole member


                                   By:  /s/ Douglas Krupp
                                        ---------------------------------------
                                        Douglas Krupp
                                        General Partner


                                   KRUPP FAMILY LIMITED PARTNERSHIP - 94


                                   By:  /s/ Douglas Krupp
                                        ---------------------------------------
                                        Douglas Krupp
                                        General Partner


                                   THE GEORGE KRUPP 1980 FAMILY TRUST


                                   By:  /s/ Lawrence I. Silverstein
                                        ---------------------------------------
                                        Lawrence I. Silverstein
                                        Trustee


                                   THE DOUGLAS KRUPP 1980 FAMILY TRUST


                                   By:  /s/ Lawrence I. Silverstein
                                        ---------------------------------------
                                        Lawrence I. Silverstein
                                        Trustee


                                   /s/ George D. Krupp
                                   --------------------------------------------
                                   GEORGE D. KRUPP


                                   /s/ Douglas Krupp
                                   --------------------------------------------
                                   DOUGLAS KRUPP


Dated:  February 14, 2003

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER
------

*(a) (1) Prospectus, dated January 9, 2003 (incorporated by reference from BIR's
     Registration Statement on Form S-11(Registration No. 333-98571) (the "Form S-11")).

*(a) (2)  Form of Letter of Transmittal.

*(a) (3)  Letter to Investors.

*(a) (4)  Instructions for Completing the Letter of Transmittal.

*(a) (5)  Brochure.

*(a) (6)  Press Release, dated January 10, 2003.

*(a) (7)  Transcripts of telephone messages to potential investors.

*(a) (8)  Transcript of telephone message to potential investors.

*(a) (9)  Letter to Brokers.

*(a) (10) Letter to Investors.

 (a) (11) Press Release, dated February 14, 2003.

 (a) (12) Letter of Transmittal.


 (b)  Not applicable.

*(d) (1) Waiver and Standstill Agreement, dated as of August 22, 2002, by and among Krupp Government Income Trust, Krupp Government Income Trust II, Berkshire Income Realty, Inc. and Berkshire Income Realty-OP, L.P. (incorporated herein by reference to Exhibit 10.10 of the Form S-11).

*(d) (2) Form of Amended and Restated Voting Agreement, by and among Krupp
     Government Income Trust, Krupp Government Income Trust II and Berkshire Income Realty, Inc. (incorporated herein by reference to Exhibit 10.12 of the Form S-11).

*(g) (1) Transcript of telephone messages to potential investors.

*(g) (2) Power point presentation to information agents.

*(g)(3)  Transcripts of telephone messages to potential investors.

*(h) Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding federal income tax considerations (incorporated herein by reference to Exhibit 8.1 of the Form S-11).

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*  Previously filed.